September 01, 2006 02:55 PM US Eastern Timezone

InNexus Biotechnology Names New CEO

VANCOUVER, British Columbia--(BUSINESS WIRE)--Sept. 1, 2006--InNexus Biotechnology Inc. (OTCBB: IXSBF) (TSX VENTURE: IXS), an innovative antibody-driven drug development company based on SuperAntibody(TM) Technologies, is pleased to announce the appointment of Jeff Morhet as its new CEO and president. He succeeds Dr. Charles Morgan, who as co-founder of the company successfully led the company through its initial growth phases and continues to serve the company as its chairman and chief scientific officer. In his ongoing effort to advance the company, Dr. Morgan will focus his expertise and efforts toward developing drugs to treat cancer, cardiovascular and immune disorders and other hard-to-treat diseases.

Morhet said, "I am honored to be working with Dr. Morgan and the entire InNexus team. I will focus on creating value from our proprietary antibody enhancement technology, form new partnerships with pharma and biotech companies, and stimulate the growth of our company by building a development-stage product portfolio."

Morhet has been serving as the COO of InNexus and has extensive experience in the pharmaceutical industry. He has held positions at Baxter Healthcare, Merck and AstraZeneca. Morhet also has experience with pharmaceutical product development, manufacturing, regulatory affairs, product commercialization, and working with the FDA for both drug and device applications. Before joining InNexus, Morhet's focus was on cancer drug development, including a comprehensive research, development and licensing business. He has experience in investor relations and corporate finance.

The company also recently announced the closing of a CAD $5.4 million private placement provided by a consortium of new and existing investors including SDS Capital of Greenwich, Conn., and RAB Capital of London. Proceeds will be used to develop internal pipeline projects initially to pre-clinical proof of concept and establish partnerships with pharma and biotech partners.

About InNexus

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody(TM) and TransMAbs(TM), which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus is headquartered in Scottsdale, Ariz., on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.innexusbiotech.com.

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the company's proposed activities.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contacts

InNexus Biotechnology Inc.

Investor Relations, 866-990-8382
Jeff Morhet, 888-271-0788

E-mail: investor@innexusbiotech.com
E-mail: business@innexusbiotech.com